# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PROMIS NEUROSCIENCES INC., CIK 0001374339
CUSIP: 74346M505
Title of class of securities: Common Shares, No Par Value per Share
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto, Ontario Canada (A6), M4S 3E2
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001172661-26-002037
Filed by CIK 0001281446

## Reporting persons
- Great Point Partners, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 736,881; sole dispositive power 0; shared dispositive power 736,881; aggregate amount beneficially owned 736,881 (7.66% of the class)
- Dr. Jeffrey R. Jay, M.D.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 736,881; sole dispositive power 0; shared dispositive power 736,881; aggregate amount beneficially owned 736,881 (7.66% of the class)
- Ms. Lillian Nordahl: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 736,881; sole dispositive power 0; shared dispositive power 736,881; aggregate amount beneficially owned 736,881 (7.66% of the class)

## Item 1. Issuer
Name of issuer: PROMIS NEUROSCIENCES INC.
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street Toronto, Ontario M4S 3E2

## Item 2. Person Filing
Name of person filing:
Great Point Partners, LLC
Dr. Jeffrey R. Jay, M.D.
Ms. Lillian Nordahl

The Reporting Persons have entered into a Joint Filing Agreement, dated August 14, 2026, a copy of which is filed with this SCHEDULE 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is

165 Mason Street, 3rd Floor
Greenwich, CT 06830
Citizenship: Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Ms. Lillian Nordahl is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 736,881
Percent of class: 7.66%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 736,881
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
736,881

Item 4

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover pages for the Reporting Persons and is incorporated herein by reference.

The percentage set forth in Row (11) of the cover pages for the Reporting Persons are based on a total of 9,618,424 shares outstanding, which is the sum of (i) 8,967,693 common shares outstanding as reported by the Issuer in its form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 12, 2026, and (ii) 650,731 shares of Common Stock issuable upon exercise of Warrants held by the reporting persons (subject to the Beneficial Ownership Cap).

The reporting persons hold in the aggregate Pre-Funded Warrants to purchase 18,691 shares of Common Stock and Warrants to purchase 632,040 shares of Common Stock (together with the Pre-Funded Warrants referred to herein as the "Warrants"); however, the provisions of such Warrants restrict the exercise of such Warrants to the extent that, after giving effect to such exercise, the holder of the Warrants and its affiliates, together with any other person or entities with which such holder would constitute a group, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (the "Beneficial Ownership Cap"). As a result, all 650,731 shares underlying such Warrants are beneficially owned by the reporting persons.

Biomedical Value Fund, L.P. ("BVF") is the record holder of 56,859 shares of Common Stock (the "BVF Shares"). Such shares constitute 0.59% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BVF is the record holder of Warrants to purchase an additional 429,483 shares of Common Stock (the "BVF Warrants"). As a result of the Beneficial Ownership Cap, 429,483 shares underlying such Warrants are exercisable, which constitutes 4.47% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. Great Point Partners, LLC ("Great Point") is the investment manager of BVF, and by virtue of such status may be deemed to be the beneficial owner of the BVF Shares. Each of Dr. Jeffrey R. Jay, M.D. ("Dr. Jay"), as Senior Managing Member of Great Point, and Ms. Lillian Nordahl ("Ms. Nordahl"), as Managing Director of Great Point, has voting and investment power with respect to the BVF Shares, and therefore may be deemed to be the beneficial owner of the BVF Shares.

Biomedical Offshore Value Fund, Ltd. ("BOVF") is the record holder of 29,291 shares of Common Stock (the "BOVF Shares"). Such shares constitute 0.30% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF is the record holder of Warrants to purchase an additional 221,248 shares of Common Stock (the "BOVF Warrants"). As a result of the Beneficial Ownership Cap, 221,248 shares underlying such Warrants are exercisable, which constitutes 2.30% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. Great Point is the investment manager of BOVF, and by virtue of such status may be deemed to be the beneficial owner of the BOVF Shares. Each of Dr. Jeffrey R. Jay, M.D. ("Dr. Jay"), as Senior Managing Member of Great Point, and Ms. Lillian Nordahl ("Ms. Nordahl), as Managing Director of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares.
Notwithstanding the above, Great Point, Dr. Jay and Ms. Nordahl disclaim beneficial ownership of the BVF Shares and the BOVF Shares except to the extent of their respective pecuniary interests.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the SCHEDULE 13G to which this Exhibit is attached, and such SCHEDULE 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such SCHEDULE 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: August 14, 2026

Great Point Partners, LLC
By: /s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D., as Senior Managing Member

Dr. Jeffrey R. Jay, M.D.
By: /s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.

Ms. Lillian Nordahl
By: /s/ Ms. Lillian Nordahl
Ms. Lillian Nordahl

## Signatures
- Great Point Partners, LLC: /s/ Dr. Jeffrey R. Jay, M.D, Dr. Jeffrey R. Jay, M.D - Senior Managing Member (08/14/2026)
- Dr. Jeffrey R. Jay, M.D.: /s/ Dr. Jeffrey R. Jay, M.D, Dr. Jeffrey R. Jay, M.D (08/14/2026)
- Ms. Lillian Nordahl: /s/ Ms. Lillian Nordahl, Ms. Lillian Nordahl (08/14/2026)